July 16, 2019

Robert A. Blair
Chief Executive Officer
LGBTQ Loyalty Holdings, Inc.
2435 Dixie Highway
Wilton Manors, FL 33305

       Re: LGBTQ Loyalty Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 3, 2019
           File No. 333-232552

Dear Mr. Blair:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Folake Ayoola at 202-551-3673 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Scott Rapfogel